Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-134879
FREE WRITING PROSPECTUS AND FINAL TERM SHEET DATED DECEMBER 7, 2006
Questcor Pharmaceuticals, Inc.

Issuer:	Questcor Pharmaceuticals, Inc.

Price to public:	To be determined based on market pricing.

Price to insiders:	To be determined based on average five-day closing prices.

Estimated net proceeds to Questcor:	Approximately $16.6 million, based on an assumed offering price of $1.65 per share (the closing price of Common Stock on December 6, 2006) after deducting placement agent fees and commissions and estimated offering expenses payable by us.

Use of proceeds:	The net proceeds from this offering will be used for general corporate purposes, which may include:

	•	funding the acquisition of businesses, technologies or products that complement our current business;
	•	funding product development and licensing activities; and
	•	working capital, capital expenditures and other general corporate purposes.

Questcor’s management has broad discretion as to the allocation of the net proceeds received in this offering and may use these proceeds for that purpose in the future. Pending these uses, Questcor’s management may temporarily use the net proceeds to make short-term investments in accordance with the Investment Policy approved by Questcor’s Audit Committee.

Pro forma as adjusted balance sheet data:	Based on an assumed offering price of $1.65 per share (the closing price of the Common Stock on December 6, 2006), as of September 30, 2006 on a pro forma as adjusted basis (in thousands):

	Cash, cash equivalents and short-term investments	$25,838
	Working capital	$25,580
	Total assets	$36,170
	Total debt	$—
	Accumulated deficit	$(85,920)

Pro forma as adjusted capitalization:	Based on an assumed offering price of $1.65 per share (the closing price of the Common Stock on December 6, 2006), as of September 30, 2006 on a pro forma as adjusted basis (in thousands)[1]:

	Cash, cash equivalents and short-term investments	$25,838
	Total debt	$—
	Preferred stock, Series A	$5,081
	Total shareholders’ equity	$22,802
	Total capitalization	$27,883

Dilution:	Based on an assumed offering price of $1.65 per share (the closing price of the Common Stock on December 6, 2006), our pro forma net tangible book value after this offering would have been $20.0 million, or $0.29 per share, as of September 30, 2006. This represents an immediate increase in pro forma net tangible book value of $0.23 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $1.36 per share to investors purchasing in this offering at the offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 16% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 16% of the total consideration paid for our common stock.

Participation of principal stockholders:	Certain of our officers, directors, principal stockholders or affiliated entities have indicated an interest in purchasing up to an aggregate of 2,000,000 shares of our Common Stock in this offering.

Placement Agent:	BMO Capital Markets Corp.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-414-3627.

[1]	Excludes (a) 7,342,945 shares of common stock issuable upon the exercise of outstanding stock options under our equity incentive plans, with a weighted average exercise price per share of $0.83, (b) 6,435,044 shares of common stock available for future grants under our equity incentive plans, (c) 1,369,214 shares of common stock available for issuance under our employee stock purchase plan, (d) 2,155,715 shares of common stock issuable upon the conversion of outstanding Series A preferred stock, (e) 613,938 shares of common stock issuable upon the exercise of outstanding warrants, with a weighted average exercise price per share of $1.32; and (f) 127,676 shares of common stock issuable upon the exercise of outstanding placement agent options granted in connection with a previous financing, with an exercise price per share of $0.64.